Exhibit 12.1

ZAIS Financial Corp.
Statement of Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

The following table sets forth the calculation of our ratio of earnings to combined fixed charges and preferred stock dividends for the years ended December 31, 2013 and 2012 and for the period from July 29, 2011 (Inception) to December 31, 2011 (in thousands):

			For the period
			from July 29, 2011
	For the year ended	For the year ended	(Inception) to
	December 31, 2013	December 31, 2012	December 31, 2011
Fixed charges (1)	$7,095	$3,215	$295
Preferred stock dividends (2)	15	15	–
Combined fixed charges and preferred stock dividends	$7,110	$3,230	$295

Combined fixed charges and preferred stock dividends	$7,110	$3,230	$295
Net income/(loss) attributable to ZAIS Financial Corp.
common stockholders	6,658	19,434	(5,134)
Earnings / (Deficit)	$13,768	$22,664	$(4,839)

Ratio of earnings to combined fixed charges and preferred stock dividends	1.94	7.02	N/A(3)
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(1)	Fixed charges consist of interest expense on our loan repurchase facility, securities repurchase agreements, 8.0% Exchangeable Senior Notes due 2016 issued by our Operating Partnership and common stock repurchase liability.
(2)	No preferred stock was outstanding during the period from July 29, 2011 (Inception) to December 31, 2011.
(3)	Our earnings for period from July 29, 2011 (Inception) to December 31, 2011 were insufficient to cover its fixed charges by $4.8 million.

Ex. 12.1